Exten Industries, Inc.
55 Access Road
Suite 700
Warwick, RI 02886

February 14, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Russell Mancuso

RE:

Exten Industries, Inc. (the "Company")
Registration Statement on Form SB-2, Filed on February 11, 2002
Amendment No. 1 to Registration Statement on Form SB-2/A
filed on March 22, 2002 (File No. 333-82544).

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

Dear Mr. Mancuso:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission withdraw the Company's Registration Statement on Form SB-2, as amended (File No. 333-82544) (the "Registration Statement"). The Company has elected to defer its plans due to a possible private offering in reliance on Securities Act Rule 155(c) and therefore withdraws its Registration Statement. No securities were sold under the Registration Statement.

Should you have any questions concerning the foregoing, please contact me or Mark Ziebell of Falk, Shaff & Ziebell, LLP, the Company's legal counsel. Our telephone numbers are (858) 715-5500, ext. 303 and (949) 660-7700, respectively.

On behalf of the Company and our legal counsel, please accept our thanks for your assistance and cooperation throughout the Company's registration process.

Very truly yours,

/s/ GERALD NEWMIN Gerald Newmin, Chief Executive Officer Exten Industries, Inc